EXHIBIT 99.1
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[CANADIAN NATURAL LOGO OMITTED]
[GRAPHICS OMITTED]
                                                                   PRESS RELEASE

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Canadian Natural Resources Limited announces its Board of Directors has declared a quarterly cash dividend on its common shares of Cdn $0.15 (fifteen cents) per share. The dividend will be payable July 1, 2003, to shareholders of record at the close of business on June 13, 2003.









For further information, please contact:


                           CANADIAN NATURAL
                           RESOURCES LIMITED
                            2500, 855 - 2nd
                              Street S.W.
                           Calgary, Alberta
                                T2P 4J8



                                                              ALLAN P. MARKIN
                                                                     Chairman
 TELEPHONE:        (403) 514-7777
 FACSIMILE:        (403) 517-7370                            JOHN G. LANGILLE
 EMAIL:            investor.relations@cnrl.com                      President
 WEBSITE:          www.cnrl.com
                                                                STEVE W. LAUT
                                                      Chief Operating Officer
 TRADING SYMBOL - CNQ
 Toronto Stock Exchange                                       COREY B. BIEBER
 New York Stock Exchange                                             Director
                                                           Investor Relations

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Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.
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